Exhibit 99.54

Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Regulatory Clearance for Phase 2
Clinical Trial Evaluating D PX-Survivac in Combination with

Merck’s Checkpoint Inhibitor Pembrolizuab in DLBCL

Halifax, Nova Scotia; November 8, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immuno-oncology company, today announced that Health Canada has granted Sunnybrook Research Institute regulatory clearance to begin recruiting patients for its Phase 2 clinical study of a triple-combination immunotherapy n patients with measurable or recurrent diffuse large B-cell lympoma (DLBCL). This trial, announced initially in May 2017, is designed to evaluate the safety and efficacy of Immunovaccine’s lead product candidate, DPX-Survivac, along with Merck’s pembrolizumab and low-dose cyclophosphamide in this patient population.

“With clearance received from Health Canada, we hope to quickly begin the important work of evaluating a critically needed therapy for those who suffer from DLBCL – a fast-growing form of lymphoma that can spread to nearly every organ of the body,” said Frederic Ors, Chief Executive Officer at Immunovaccine. “Despite promising results observed in the treatment of DLBCL with cutting-edge monotherapies like check point inhibitors, a significant number of patients still do not respond to treatment.i It is our goal to increase the types of patients who are able to respond to these therapies via synergistic combinations that can activate and direct T cell responses. Through complementary mechanisms of action, we believe the combination of DPX-Survivac and pembrolizumab could amplify T cell production and infiltration to help realize the desired immune response in a broader range of patients with this type of cancer.”

Primary investigator Neil Berinstein, MD, Affiliate Scientist, Sunnybrook Resarch Institute, Professor of Medicine/Immunology, University of Toronto, is leading the non-randomized, open-label study, which is expected to enroll 25 evaluable participants at several centers in Canada. Researchers conducting the study will test the novel immunotherapy combination in patients whose DLBCL expresses surviving, a tumor antigen highly expressed in 60 percent of DLBCL patients.

The study’s primary objective is to document a minimal objective response rate. Secondary objectives include measuring tumor regression and documenting durations of response. In addition, researchers will perform analyses to assess circulating tumor infiltrating T cell immune responses and potential biomarkers of immune and clinical response.

DLBCL is the most common type of non-Hodgkin lymphoma (NHL) in the United States and worldwide, accounting for up to one-third of patients with newly diagnosed NHL in the United States.

About DPX-Survivac

DPX-Survivac consists of survivin-based peptide antigens formulated in the Company’s proprietary DepoVax™ delivery platform. DPX-Survivac is thought to work by eliciting a cytotoxic T cell immune response against cells presenting survivin peptides. Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. Immunovaccine has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac. DPX-Survivac received Fast Track designation from the U.S. Food & Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell-activating cancer immunotherapies and infectious disease vaccines based on DepoVax, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation and a phase 2 study with Merck assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Corporation is also exploring additional applications of DepoVax, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

###

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

i 1. Chi Young Ok and Ken H. Young, Checkpoint inhibitors in hematological malignancies, Journal of Hematology and Oncology (2017). 10.1186/s13045-017-0474-3